Exhibit 99.2

MAP LABS, LLC and MAP LABS LICENSING, LLC
(“the Seller”)

AND

LOCAFY LIMITED
(ACN 136 737 767)
(“the Buyer”)

BUSINESS SALE AND PURCHASE DEED

Ref: 4695-00008

INDEX

1.	DEFINITIONS AND INTERPRETATIONS		1
	1.1	Definitions	1
	1.2	Interpretation	5

2.	CONDITION PRECEDENT AND TERMINATION		6
	2.1	Condition	6
	2.2	Financial Information and Audit Cooperation	6
	2.3	Best Endeavours	7
	2.4	Termination on Failure of Condition	7
	2.5	Transaction Cost Reimbursement	7

3.	SALE AND PURCHASE		8
	3.1	Sale and Purchase	8
	3.2	Payment of Purchase Price	8
	3.3	Revenue Targets	8
	3.4	Adjustment to Purchase Price through Claim	9
	3.5	Transition Services	9

4.	NAME OF SELLER		9

5.	INCOME AND OUTGOINGS		10

6.	SETTLEMENT		10
	6.1	Settlement	10
	6.2	Effecting Settlement	10

7.	COVENANTS, WARRANTIES AND REPRESENTATIONS		11
	7.1	Seller’s Covenants	11
	7.2	Buyer’s Covenants	16
	7.3	Seller’s operation of Business prior to Settlement Date	16

8.	PROPERTY AND OWNERSHIP PASSING AND RISK		16

9.	INDEMNITIES		17
	9.1	Indemnity by the Seller	17
	9.2	Indemnity by the Buyer	17

10.	RESTRAINTS		17
	10.1	Restraint	17
	10.2	Restraint Area	18
	10.3	Restraint Period	18
	10.4	Separate Restraints	19
	10.5	Exception	19
	10.6	Reasonableness of Restraint	19

11.	DEFAULT		19

12.	TERMINATION		20

13.	DISPUTE RESOLUTION		20
	13.1	Amicable Negotiation	20
	13.2	Commencement of Process	21
	13.3	Reference to Mediation	21
	13.4	Costs of Mediation	21
	13.5	Failure of Mediation	21

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14.	CONFIDENTIALITY		21
	14.1	Confidential Information	21
	14.2	Exceptions	21

15.	NOTICES		22
	15.1	Form and Mode of Notice	22
	15.2	Receipt of Notice	22
	15.3	Signing of Notice	22

16.	GOVERNING LAW		23

17.	GENERAL		23
	17.1	Costs and Duty	23
	17.2	Waiver and Modification	23
	17.3	Counterparts	23
	17.4	Further Assurance	23
	17.5	Severability	23
	17.6	No Merger	23
	17.7	Entire Agreement	23
	17.8	Assignment of Rights	23
	17.9	Currency	23

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THIS DEED IS MADE

BETWEEN:

MAP LABS, LLC of 1512 Breakers West Blvd, West Palm Beach, Florida, United States of America

AND

MAP LABS LICENSING, LLC of 1512 Breakers West Blvd, West Palm Beach, Florida, United States of America

(collectively, “Seller”)

AND

LOCAFY LIMITED (ACN 136 737 767) of 246A Churchill Avenue, Subiaco, Western Australia (“the Buyer”)

RECITALS:

A.	The Seller operates the Business.

B.	The Seller has agreed to sell, and the Buyer has agreed to purchase the Business and the Business Assets, on the terms and conditions of this Deed.

OPERATIVE PART:

The Parties covenant and agree:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Deed, unless the context otherwise requires:

“Actual Revenue” means Business Revenue plus Other Revenue;

“Authority” means and includes any governmental, semi-governmental or other public body, authority or commission of any kind and every officer or person acting under the authority of any such body, authority or commission or any law;

“Business” means the business conducted by the Seller under the Business Name, including but not limited to the operation of its technology platform, software products and databases;

“Business Assets” means:

(a)	goodwill of the Business;

(b)	all work in progress in the Business;

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(c)	the Map Labs technology platform, software, technology, databases, source code, domain names, documentation and hardware used by the Business;

(d)	the domain names, brand names, logos and other marketing materials used by the Business;

(e)	the Intellectual Property used in or associated with the Business;

(f)	the customer Contracts of the Business;

(g)	the benefit (to the extent assignable to the Buyer) of customer Contracts, subscriptions, customer relationships and recurring revenue arrangements associated with the Business;

(h)	the customer prepayments for subscriptions and other services provided by the Business;

(i)	the customer’s advertising and marking fund pre-paid to the Business;

(j)	the operational systems and databases, including but not limited to customer relationship management systems, email addresses and financial systems used by the Business;

(k)	all records of the Business;

(l)	the Business Name; and

(m)	all and any other assets not specified as Business Assets in this Deed that would be necessary for the day-to-day operation of the Business;

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in Perth, Western Australia;

“Business Name” means the business name ‘Map Labs’;

“Business Revenue” means the amount of revenue received by the Business in the relevant financial year in respect of products and services comprising the Business, determined in accordance with International Financial Reporting Standards (IFRS), and excluding GST, sales taxes, VAT and similar transaction taxes;

“Capacity” means any capacity whatsoever including (without limitation) as principal, agent, partner, employee, shareholder, unitholder, joint venturer, director, related entity (as that term is defined in the Corporations Act 2001), trustee, beneficiary, manager, consultant, or adviser;

“Confidential Information” means information which relates directly or indirectly to the business, operations or affairs of the Business, whether the information is in oral, visual or written form or is recorded in any other medium and includes any records, documents, accounts, plans, formulae, ingredients, source codes, specifications, inventions, Intellectual Property, devices, methods, price information, customers, prospective customers, customer lists (of actual and prospective customers), correspondence, technical and customer data, information relating to business development and marketing activities and papers of every description including all copies or extracts from the same relating to the affairs or the business of the Business;

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“Contracts” mean any agreement, arrangement or understanding relating to the Business to which the Seller is a party as at the Settlement Date;

“Deed” means this Business Sale and Purchase Deed as amended, supplemented or varied from time to time;

“Encumbrances” means any mortgage, charge, lien, pledge, claim, covenant, encumbrance, security, retention of title, option or the like;

“Existing Business Customer” means a customer of the Business who was an active paying customer of the Business immediately prior to Completion and whose details are included in the customer list provided by the Sellers to Locafy prior to Completion.

“Intellectual Property” means copyright, patents, registered trademark number 9729653, any other trademarks (registered or not), logos, brands, designs, design rights, trade secrets, formulas, inventions and all other proprietary technical information;

“Material Adverse Change” means any event or change that reduces:

(a)	the value of the Business Assets;

(b)	the financial performance of the Business,

by more than $200,000;

“Oder” means Evan Oder;

“Other Revenue” means, in respect of each relevant financial year, revenue received by the Buyer or any of its Affiliates in respect of:

(a)	Google Ads Management Services, but only where such services are provided to a customer who was an Existing Business Customer as at Completion;

(b)	Locafy Products, but only where such Locafy Products are sold or provided to a customer who was an Existing Business Customer as at Completion; and

(c)	Business products and services other than Google Ads Management Services, regardless of whether the relevant customer was an Existing Business Customer as at Completion or became a customer after Completion, in each case subject to the following principles:

(i)	where a Business product or service or Locafy Product is sold on a standalone basis for a separately stated price, the revenue attributed to that product or service shall be the amount invoiced or otherwise charged to the customer for that product or service, after deducting any applicable discounts, credits, refunds, rebates, cancellations and similar adjustments;

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(ii)	where a customer purchases a basket or bundle comprising two or more products or services and a discount is applied to the total basket or bundle price, the applicable discount shall be allocated among the products and services comprising that basket or bundle pro rata by reference to the respective undiscounted selling prices of those products and services;

(iii)	where a bundled or combined software solution comprises both Locafy Products and Business products or services, the portion of the total revenue attributed to the Locafy Products and the portion attributed to the Business products or services shall be determined by reference to their respective undiscounted selling prices, with any applicable bundle discount allocated pro rata in accordance with paragraph (ii);

(iv)	where an amount has been invoiced or recognised as revenue but remains unpaid at the end of the relevant financial year, that amount shall be included in Other Revenue for that financial year only to the extent that it is paid by the customer within 30 days after the end of that financial year;

(v)	any amount included in Other Revenue which is subsequently refunded, credited, cancelled, written off or otherwise determined not to be recoverable from the customer shall be deducted from Other Revenue in the financial year in which that event occurs; and

(vi)	Other Revenue shall be calculated exclusive of GST, sales taxes, VAT and similar transaction taxes and exclusive of any amounts collected from customers on behalf of third parties

“Party” means the Seller or the Buyer according to the context and “Parties” means both of them;

“Purchase Price” means the sum of $3,000,000, subject to adjustment in accordance with clause 3.3 below;

“Revenue Target” means the base case annual revenue forecasts for the Business for the 2027 and 2028 calendar years agreed by the Buyer and the Seller, calculated on an accruals accounting basis and which are as follows:

(a)	$3,851,500 for the calendar year ending 31 December 2027, pro-rated evenly from the Settlement Date to 31 December 2027;

(b)	$4,760,500 for the calendar year ending 31 December 2028;

“Settlement” means completion of the sale and purchase pursuant to clause 6;

“Settlement Date” means 31 December 2026 or such other date as agreed between the Parties.

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1.2	Interpretation

In this Deed, unless the context otherwise requires:

(a)	words denoting the singular include the plural and vice versa;

(b)	words denoting a gender include each gender (including the neuter gender);

(c)	the word “corporation” means and includes any body corporate;

(d)	the word “person” includes a natural person, firm, corporation, unincorporated association, Authority or other entity recognised by law;

(e)	the word “month” means a calendar month;

(f)	the word “including” and similar expressions are not words of limitation and must be construed as if followed immediately by the words “but not limited to”;

(g)	a reference to money is to United States dollars, unless otherwise stated;

(h)	a reference to any statute, ordinance, code or other law includes all regulations, by-laws, requisitions, orders and instruments made under it and consolidations, amendments, re-enactments or replacements of any of them for the time being and from time to time in force;

(i)	a reference to a clause, schedule, annexure or appendix is a reference to a clause of or schedule, annexure or appendix to this Deed and references to this Deed include any recital, schedule, annexure or appendix;

(j)	a reference to any person includes a reference to the person’s executors, administrators, personal representatives, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(k)	an agreement, covenant, obligation, representation or warranty in favour of 2 or more persons is for the benefit of them jointly and each of them severally;

(l)	an agreement, covenant, obligation, representation or warranty on the part of 2 or more persons binds them jointly and each of them severally;

(m)	all covenants, warranties and representations contained in this Deed will survive and will not merge by Settlement being effected;

(n)	if an act is required to be done on a specified day which is not a Business Day, the act must be done instead on the next Business Day;

(o)	where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning;

(p)	headings, bolding and italics (if any) in this Deed have been inserted for convenience of reference only and do not define, limit or otherwise affect the meaning or interpretation of this Deed;

(q)	the recitals form part of this Deed and shall bind the Parties.

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2.	CONDITION PRECEDENT AND TERMINATION

2.1	Condition

The obligations of the Parties under this Deed, except for this clause and clauses 14,15,16 and 17 are of no force or effect prior to the satisfaction or waiver of the following condition precedents on or before the Settlement Date:

(a)	the Buyer obtaining formal approval from its company board; and

(b)	no Material Adverse Change having occurred.

2.2	Financial Information and Audit Cooperation

(a)	The Seller must, and must procure that the Business and each relevant officer, employee, contractor, accountant, adviser and other representative of the Seller or the Business:

(i)	provide the Buyer and its auditors with full and timely access to all books, records, financial information, accounting systems, supporting documentation and other information relating to the Business reasonably required for the preparation and audit of the financial statements and financial information referred to in clause 2.1(f);

(ii)	provide all reasonable assistance and cooperation requested by the Buyer or its auditors in connection with the preparation, review and audit of such financial statements and financial information;

(iii)	promptly answer, and procure that the relevant persons promptly answer, all reasonable enquiries made by the Buyer or its auditors in connection with the audit;

(iv)	provide reasonable access to relevant personnel, accountants, advisers, customers and other third parties where reasonably required by the Buyer or its auditors to verify the financial information or otherwise complete the audit; and

(v)	execute, or procure the execution of, such management representations, audit confirmations, authorisations and other documents as the Buyer or its auditors reasonably require in connection with the audit.

(b)	The Seller acknowledges that the financial statements and financial information referred to in clause 2.1(f) may be required to be prepared or adjusted to comply with applicable requirements of the Securities and Exchange Commission and Regulation S-X, including Rule 3-05, and agrees to provide all information and assistance reasonably required for that purpose.

(c)	The Seller must ensure that the books and records of the Business are maintained and preserved until Settlement and must not destroy, alter or dispose of any books, records or other information reasonably required for the purposes contemplated by this clause.

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(d)	The obligations in this clause are continuing obligations and survive until the earlier of Settlement and termination of this Deed.

2.3	Best Endeavours

The Parties shall use their best endeavours to have the condition precedents in clause 2.1 satisfied.

2.4	Termination on Failure of Condition

(a)	The Seller acknowledges and agrees the condition precedents in clause 2.1 are for the benefit of the Buyer and can only be waived by the Buyer.

(b)	If any of the condition precedents in clause 2.1 are not satisfied by the Settlement Date, this Deed shall, upon notice in writing by the Buyer to the Seller, terminate and be of no force and effect.

2.5	Transaction Cost Reimbursement

(a)	If:

(i)	the condition precedent in clause 2.1(a) is not satisfied because the Buyer’s board of directors determines not to approve the Transaction; and

(ii)	the Buyer gives written notice to the Seller that it has determined not to proceed with the Transaction as a result of that determination, the Buyer must reimburse the Seller for its reasonable and properly incurred out- of-pocket costs and expenses incurred directly in connection with the Transaction, up to a maximum aggregate amount of $100,000 (Transaction Cost Reimbursement).

(b)	The Seller is not entitled to any payment under clause 2.5(a) unless the Seller provides the Buyer with reasonable documentary evidence of the costs and expenses for which reimbursement is sought, including invoices, receipts or other supporting documentation reasonably satisfactory to the Buyer.

(c)	The Transaction Cost Reimbursement:

(i)	is limited to costs and expenses actually incurred and paid by the Seller;

(ii)	does not include any amount for loss of profit, loss of opportunity, management time, internal costs, overheads, financing costs or other costs not directly and reasonably incurred in connection with the Transaction; and

(iii)	must not exceed $100,000 in aggregate.

(d)	The Seller must submit any claim for the Transaction Cost Reimbursement, together with the supporting documentation required under clause 2.5(b), within 20 Business Days after receiving notice from the Buyer under clause 2.5(a).

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(e)	The Transaction Cost Reimbursement is not payable where the Transaction does not proceed or this Deed is terminated as a result of:

(i)	a breach of this Deed by the Seller;

(ii)	the failure of any condition precedent other than clause 2.1(a);

(iii)	a Material Adverse Change;

(iv)	the Seller failing to provide information, assistance or cooperation required under this Deed; or

(v)	any failure or delay in satisfying a condition precedent caused by the Seller.

3.	SALE AND PURCHASE

3.1	Sale and Purchase

The Seller shall sell to the Buyer and the Buyer shall purchase from the Seller the Business and the Business Assets, free from Encumbrances, for the Purchase Price. The Buyer does not assume any liabilities of the Seller except those expressly identified in this Deed.

3.2	Payment of Purchase Price

The Buyer shall pay the Purchase Price as follows:

(a)	$2,000,000 payable at Settlement;

(b)	the balance in accordance with clause 3.3 below.

3.3	Revenue Targets

(a)	The Buyer will file audited financial statements for the financial year ending 30 June 2027 and provide copies of those audited financial statements to the Seller. The Buyer will file audit reviewed financial statements for the financial half-year ending 31 December 2027 and provide copies of those audit reviewed financial statements to the Seller. Within 20 Business Days after the filing of the Buyer’s audit reviewed financial statements for the financial half-year ending 31 December 2027, the Buyer must calculate the Actual Revenue for the calendar year ending 31 December 2027 (2027 Actual Revenue) and notify the Seller of the 2027 Actual Revenue amount.

(b)	The Buyer will file audited financial statements for the financial year ending 30 June 2028 and provide copies of those audited financial statements to the Seller. The Buyer will file audit reviewed financial statements for the financial half-year ending 31 December 2028 and provide copies of those audit reviewed financial statements to the Seller. Within 20 Business Days after the filing of the Buyer’s audit reviewed financial statements for the financial half-year ending 31 December 2028, the Buyer must calculate the Actual Revenue for the calendar year ending 31 December 2028 (2028 Actual Revenue) and notify the Seller of the 2028 Actual Revenue amount.

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(c)	The Parties agree that:

(i)	if the 2027 Actual Revenue or 2028 Actual Revenue (whichever is applicable) exceeds the Revenue Target for the relevant calendar year, the sum of $500,000 is payable by the Buyer to the Seller;

(ii)	if the 2027 Actual Revenue or 2028 Actual Revenue (whichever is applicable) is between 90% to 100% of the Revenue Target, then the Buyer shall pay to the Seller a pro-rata portion of the sum of $500,000 (for example if the 2027 Actual Revenue is equal to 92% of the Revenue Target, the Buyer shall pay to the Seller 92% of $500,000);

(iii)	if the 2027 Actual Revenue or 2028 Actual Revenue (whichever is applicable) is less than 90% of the Revenue Target, no further amount will be payable to the Seller for that year.

(d)	If an amount is payable by the Buyer to the Seller pursuant to clause 3.3(c)(i) or (ii) above, that amount shall be paid to the Seller within 20 Business Days of the calculation in clause 3.3(a) or (b), whichever is applicable.

3.4	Adjustment to Purchase Price through Claim

If:

(a)	the Seller is in breach of an obligation, covenant, warranty or representation in this Deed; or

(b)	the Buyer makes a claim under an indemnity in this Deed, and the Seller is liable under this Agreement to pay or allow to the Buyer any amount by reason of that breach or claim, then that amount reduces the Purchase Price for all purposes and the Buyer is entitled to set-off that amount from any payments still due to the Seller under clause 3.3.

3.5	Transition Services

The Seller must procure that Oder provides transition, sales, operational, management and handover assistance and services to the Buyer in connection with the Business for a period of three (3) months following the date of Settlement (“Post-Completion Transition Period”). Such assistance and services must be provided promptly, diligently and in good faith, at such times and on such days as advised by the Buyer, and at no cost to the Buyer.

4.	NAME OF SELLER

(a)	The Seller acknowledges and agrees that in order for the goodwill of the Business to be transferred to the Buyer under this Deed, the Seller relinquishes to the Buyer all rights to trade under the name “Map Labs”.

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(b)	The Seller must, as soon as practicable after the Settlement Date and in any event within 60 days of Settlement, change its name to a name that does not include any of the words “Map Labs” or any derivative of any of those words.

(c)	The Seller must do all things necessary and sign any documents required by the Buyer to have the Business Name registered in the name of the Buyer.

5.	INCOME AND OUTGOINGS

(a)	All outgoings in respect of the Business shall be borne and paid by the Seller up to the date of Settlement, and then by the Buyer on and from the date of Settlement and shall be apportioned, if necessary for the purposes of this condition.

(b)	The Seller is entitled to all income and debts owing from and in relation to the Business up to the date of Settlement. The Seller shall collect all those debts and income.

(c)	If a debtor of the Seller pays any debt to the Buyer, the Buyer agrees to notify the Seller within 7 days and to pay to the Seller the amount collected during each calendar month, within 7 days after the last day of the month.

(d)	The Buyer is entitled to all income and debts from and in relation to the Business from and including the date of Settlement. The Buyer shall collect all those debts.

(e)	If a debtor of the Buyer pays any debt to the Seller, the Seller agrees to notify the Buyer within 7 days and to pay to the Buyer the amount collected during each calendar month, within 7 days after the last day of the month.

(f)	The Seller agrees not to initiate collection proceedings or any legal action against any debtor unless they have provided the Buyer with 21 days written notice prior to any such proceedings or action being undertaken. For the avoidance of doubt, collection proceedings are the use or engagement of a third party, such as a debt collector, collection agency or lawyer, to seek payment of the debt.

6.	SETTLEMENT

6.1	Settlement

Settlement shall be effected on the Settlement Date.

6.2	Effecting Settlement

At Settlement:

(a)	the Buyer shall pay to Seller the sum of $2,000,000;

(b)	the Seller shall deliver to the Buyer operating control of the Business and Business Assets and shall transfer all right, title and ownership to the Business and Business Assets to the Buyer, free from any Encumbrances;

(c)	the Seller shall deliver to the Buyer all licences, authorities, agencies and permits held by the Seller in respect of the Business;

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(d)	the Seller shall deliver to the Buyer all discharges or releases as to the Encumbrances, of the Business and the Business Assets, including by the delivery of any executed discharge or release of charge in registrable form together with applicable registration fee that may be required for this purpose;

(e)	the Seller shall deliver to the Buyer all computer software and systems necessary to continue on the Business, including any necessary assignments or new licence;

(f)	the Seller shall deliver to the Buyer all lists and records relating to the customers of the Business;

(g)	the Seller shall deliver to the Buyer all documents, records or certificates establishing or providing evidence of title and ownership of the Business and Business Assets; and

(h)	the Seller shall deliver to the Buyer such assignments, transfers, authorities, consents and any other documents as the Buyer may reasonably require to complete the sale under this Deed, including in respect of the Contracts, and shall do all things reasonably necessary to give effect to the covenant in clause 7.1(d) relating to the transition, assignment, novation, transfer or replacement of the Contracts.

To the extent that the transfer of any assets from Seller to the Buyer and other items set forth in this clause cannot be effected immediately on the Settlement Date (l.e., if the transfer requires the submission of an application, requires the approval of another party, or is an ongoing process over a period of time), Seller will commence that transfer or delivery on the Settlement Date and assist, if necessary, with the completion of the transfer or delivery during the Post Completion Transition Period.

7.	COVENANTS, WARRANTIES AND REPRESENTATIONS

7.1	Seller’s Covenants

The Seller hereby covenants, warrants and represents to the Buyer that:

(a)	the Seller is the registered proprietor of the Business and has full power and authority to transfer the Business to the Buyer;

(b)	no voluntary arrangement has been proposed or reached with any creditors of the Seller and the Seller is able to pay its debts as and when they fall due;

(c)	all information provided by the Seller to the Buyer prior to the date of this Deed is not materially untrue, misleading or defective;

(d)	there is no restriction, prohibition or other impediment which would prevent the Buyer from obtaining the full benefit and economic value of the Contracts following Settlement and that, to the extent any Contract cannot be assigned, novated or transferred to the Buyer at Settlement, the Seller will provide, and procure the provision of, all assistance reasonably required by the Buyer, including by continuing to administer, invoice and collect amounts under the Contract on the Buyer’s behalf and remitting all such amounts to the Buyer until an alternative arrangement is implemented by the Buyer;

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(e)	“Humana” is a current customer of the Business. Except for the Request for Proposal received on 4 August 2026, neither the Seller nor Humana has given or received any notice of termination, non-renewal, material breach, dispute or intention to materially reduce, suspend or cease its relationship with the Business, nor is the Seller aware of any circumstance that may reasonably be expected to result in the termination, non-renewal or material reduction of Humana’s business with the Business following Settlement;

(f)	all monies received by the Seller of the Business from customers in respect of advertising, marketing or media spend, including amounts to be applied towards Google advertisements, Microsoft Bing advertisements or similar advertising campaigns, have been accurately recorded by the Business and fully disclosed to the Buyer, and all unspent advertising funds held by the Business as at the date of Settlement form part of the Business Assets, and will be transferred to the Buyer at Settlement;

(g)	if, following Settlement, it is determined by the Buyer that the amount of unspent advertising funds transferred to the Buyer at Settlement was greater or less than the amount of unspent advertising funds properly attributable to customers as at Settlement, the Purchase Price shall be adjusted on a dollar-for-dollar basis and the Party liable for the adjustment shall pay the relevant amount within ten (10) Business Days of written notice by the other Party;

(h)	all customer prepayments, deposits, subscription fees, retainers and other amounts received in advance by the Business in respect of goods or services to be provided after Settlement have been accurately recorded by the Business and fully disclosed to the Buyer, and all such amounts relating to services, subscriptions or obligations to be performed after Settlement will be transferred to the Buyer at Settlement;

(i)	in relation to its computer hardware, software or information technology systems, the Business has not:

(i)	suffered from a ransomware, malware or cybersecurity attack;

(ii)	suffered a notifiable data breach or breach of any privacy law;

(iii)	had its data stored on a system accessed by any person without authorisation from the Business; or

(iv)	had material parts of its information technology systems disabled or unable to function fully;

(v)	the last 3 years before the date of this Deed, and at the date of this Deed the Business has not incurred any liability for any such event.

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(j)	the Business:

(i)	has in place data handling policies appropriate for a business of the nature of the Business;

(ii)	has taken reasonable action, in line with industry standards, to protect its systems for the collection and/or processing of personal or sensitive information and such systems operate in accordance with all applicable laws and industry standards; and

(iii)	is not the subject of any actual or potential litigation, other proceedings or notice involving a demand for damages or other liability, or any complaint or investigation by any regulatory authority or any industry group to which the Business belongs, in relation to the collection or use of personal or sensitive information;

(k)	in relation to Intellectual Property:

(i)	the Business does not own, use, or require the use of any copyright, letters, patents, trademarks, service marks, trade names, designs, business names, or similar industrial, commercial, or intellectual property rights other than the intellectual property which the Business owns;

(ii)	there are no persons, licenses, or parties with any other rights with respect to any of the intellectual property of the Business except for the Business;

(iii)	no disclosure has been made to any person of any industrial know how or any financial or trade secret of the Business to a person other than the Seller and the Business’s advisors, except as required by law;

(iv)	there are no royalty, license, or any other fees payable in connection with the Business or in relation to the conduct of the Business that the Seller is aware of that has not been disclosed to the Buyer in writing;

(l)	in relation to tax:

(i)	no additional liability for tax has accrued to the Business in respect of the period after the date of Settlement, other than as a result of activity in the normal course of business;

(ii)	the Business has prepared and lodged all income tax returns and other returns, statements, documents and other filings required to be lodged or filed under all relevant legislation and applicable laws imposing or assessing taxes;

(iii)	no income tax return, business activity statement, instalment activity statement or other return or filing relating to tax which has been lodged or filed by the Business contains a statement that is false or misleading in any material particular or omits to refer to any matter, or include any schedules, which are required to be included or without which the statement is false or misleading;

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(iv)	all taxes payable by the Business under the laws of the Commonwealth of Australia or any state or territory of Australia or the United States of America or elsewhere in respect of the period up to the date of Settlement have been fully paid by the Business on or before the date they were due for payment or, where they are not due for payment prior to the date of Settlement, have been disclosed to the Buyer;

(v)	the Business has deducted all tax required to be deducted or withheld from any payments made by it and, when necessary, the Business has accounted for or otherwise dealt with that tax in accordance with all relevant legislation and applicable laws;

(vi)	the Business has not entered into any agreement or arrangement that extends the period for assessment or payment of any taxes;

(m)	there is no unresolved correspondence or dispute with any government authority concerning the Business’s liability to tax and no government authority is conducting any audit or investigation into the Business’s liability to tax and the Seller is not aware of any matters that might result in the initiation of such investigation;

(n)	the Business has not incurred or committed to make or incur any payment or expenditure relating to the tax liability of a third party;

(o)	the Business has not at any time obtained or sought to obtain any tax benefit through any fraud or any evasion or made or entered into any arrangement, undertaking or scheme which was at the time it was entered into a sham or fiscal nullity, including any scheme where a tax benefit is obtained under Part IVA of the Income Tax Assessment Act 1936;

(p)	the records of the Business have been fully, properly and accurately kept and completed and are not misleading and do not contain material inaccuracies or discrepancies of any kind;

(q)	there are no agreements, arrangements or understanding affecting the Business that are:

(i)	outside the ordinary and proper course of conduct of the Business or otherwise unusual;

(ii)	material to the operation of the Business and have not been disclosed in writing to the Buyer;

(iii)	incapable of being fulfilled or performed on time without undue or unusual expenditure of money or effort; or

(iv)	going to entitle the other party to terminate the agreement, or impose terms less favourable to the Business, by reason of a sale of the Business;

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(r)	the Business has been carried on with due care and in accordance with normal and prudent practice (having regard to the nature of and the past practice of the Seller) and, without limitation, there has not been:

(i)	any liability or obligation incurred or agreed to be incurred or any assets disposed of or agreed to be disposed of, otherwise than in the usual conduct of the business, other than what has previously been disclosed;

(ii)	any operational expense incurred or agreed to be incurred which is of an unusual nature or abnormal amount having regard to the customary business practices applicable to the industry in which the Business operates, other than what has previously been disclosed;

(s)	the Seller has complied in all material respects with all obligations arising under law, equity, statute, award, enterprise agreement or other instrument made or approved under any law with respect to the employment of its employees;

(t)	the accounts of the Business give a true and fair view of the financial position and affairs of the Business;

(u)	there is no litigation pending or threatened in connection with or arising out of the Contracts nor has any event occurred nor is there any dispute, claim or demand in connection with or arising out of the Contracts, which may give rise to litigation, except as previously disclosed;

(v)	there is no unsatisfied judgment, order, arbitration award or decision of any court, tribunal or arbitrator against the Seller and there is no outstanding claim to which the Seller is party pending or threatened against the Seller;

(w)	the Seller holds all necessary or desirable licences and consents, planning permissions, authorisations and permits for the proper carrying on of the Business in all its aspects;

(x)	all of the licences, consents, permissions, authorisations and permits:

(i)	have been fully paid up;

(ii)	have been fully complied with; and

(iii)	are in full force and effect; and

(y)	except as disclosed in writing to the Buyer prior to the date of this Deed, there are no actual or contingent Liabilities of the Business (including contractual commitments) which could materially and adversely affect the value of the Business or the Buyer’s ability to conduct the Business.

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7.2	Buyer’s Covenants

The Buyer covenants, warrants and represents to the Seller at the date of this Deed and again at the date of Settlement that:

(a)	it has the power to enter into and perform this Deed;

(b)	no voluntary arrangement has been proposed or reached with any creditors of the Buyer and the Buyer is able to pay its debts as and when they fall due; and

(c)	the Buyer will provide the Seller with copies of the audited financial statements for the financial year ending 30 June 2027, the audit reviewed financial statements for the financial half-year ending 31 December 2027, the audited financial statements for the financial year ending 30 June 2028, and the audit reviewed financial statements for the financial half-year ending 31 December 2028.

7.3	Seller’s operation of Business prior to Settlement Date

The Seller shall until the Date of Settlement:

(a)	manage and conduct the Business as a going concern with all due care and skill and in accordance with normal and prudent practice (having regard to the nature of the Business and past practice) and so as to comply with all applicable laws, regulations and statutory requirements;

(b)	use its best endeavours to maintain the profitability and goodwill of the Business;

(c)	protect and maintain the Business Assets;

(d)	not, unless required or contemplated by this Deed, or unless the Buyer first agrees in writing:

(i)	make any material changes to the operation of the Business (including in relation to stock levels);

(ii)	enter into, terminate or alter any term of any material contract or commitment in relation to the Business;

(iii)	except in the usual conduct of the Business, incur any material, actual or contingent liabilities in relation to the Business;

(iv)	except in the usual conduct of the Business, dispose of, agree to dispose of, encumber or grant an option over, or any interest in, any of the Business Assets of the Business; or

(v)	hire any new employees or terminate the employment of any employees, other than in accordance with this Deed or alter the terms of employment (including the terms of superannuation or any other benefit) of any employees.

8.	PROPERTY AND OWNERSHIP PASSING AND RISK

This Deed shall not be deemed to take effect and title to the Business Assets and Business shall not pass to the Buyer until Settlement. Despite any rule of law or equity to the contrary the Business shall be at the risk of the Buyer on and from the date of Settlement.

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9.	INDEMNITIES

9.1	Indemnity by the Seller

The Seller shall indemnify the Buyer against all direct loss, damages, costs and expenses including reasonable legal costs (on a solicitor/client basis) incurred by the Buyer to the extent it arises from or is connected with:

(a)	any breach by the Seller of any of the covenants, warranties and representations or any other term of this Deed; and

(b)	any claims, demands, actions, suits, causes of action or any other proceedings made against the Buyer in relation to or arising out of the Business in any way whatsoever in relation to or arising out of the period prior to the date of Settlement and which relates to services performed by or on behalf of the Seller up to the date of Settlement.

9.2	Indemnity by the Buyer

The Buyer shall indemnify the Seller against all direct loss, damages, costs and expenses including reasonable legal costs (on a solicitor/client basis) incurred by the Seller, to the extent it arises from or is connected with:

(a)	any breach by the Buyer of any of the covenants, warranties and representations or any other term of this Deed; and

(b)	any claims, demands, actions, suits, causes of action or any other proceedings made against the Seller in relation to or arising out of the Business in any way whatsoever in relation to or arising out of the period after and including the date of Settlement.

10.	RESTRAINTS

10.1	Restraint

(a)	The Seller agrees it must not, and must not directly or indirectly cause, procure, assist, facilitate or enable Evan Odor or Noel Pullen to, in any Capacity directly or indirectly, without the prior written consent of the Buyer for the Restraint Period in the Restraint Area:

(i)	carry on, advise, provide services to or be engaged, concerned or interested in or associated with any business or activity which is competitive with the Business and of the same nature or any significant component of the Business;

(ii)	engage in conduct derogating from the Buyer’s right to obtain the full benefit of the goodwill of the Business;

(iii)	solicit, canvass, or endeavour to obtain the custom of customers or clients of the Business who have been customers or clients at anytime during the period of 5 years immediately preceding the date of Settlement in respect of products and services offered by the Business; or

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(iv)	solicit or entice away or endeavour to solicit or entice away any contractor of the Business with the purpose of, or having the effect of, having that contractor end their employment with the Business.

(b)	For the purposes of clause (a), the obligations of the Seller extend to any conduct or involvement by Evan Odor and Noel Pullen whether undertaken:

(i)	directly or indirectly;

(ii)	personally or through any company, trust, partnership or other entity;

(iii)	as a shareholder, director, officer, employee, consultant, contractor, adviser, financier or otherwise; or

(iv)	through or with any spouse, family member, nominee, associate or other intermediary.

(c)	The Seller must take all reasonable steps within its power and control to procure and ensure that Evan Odor and Noel Pullen comply with this clause.

(d)	Except as required by law, the Seller agrees it must forever keep secret and confidential and not publish, disclose or divulge, not use or attempt to use, any Confidential Information, including:

(i)	confidential financial information regarding the Business;

(ii)	confidential marketing information including details of customers, past or current negotiations or transactions relating to customers or the Business.

10.2	Restraint Area

“Restraint Area” means each of the following areas separately:

(a)	Worldwide;

(b)	North America;

(c)	Australia.

10.3	Restraint Period

“Restraint Period” means the period commencing on the date of Settlement and ending on the expiry of each after the date of Settlement separately:

(a)	three years;

(b)	two years;

(c)	one year.

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10.4	Separate Restraints

(a)	Each covenant in clause 10.1 above and each clause in the definition of Restraint Period and each clause in the definition of Restraint Area is a separate and independent covenant by the Seller. Each covenant may be combined and each combination is a separate covenant and restriction, although they are cumulative in effect.

(b)	For the avoidance of any doubt, if any of the separate and independent covenants or restrictions set out in this clause 10 is or becomes invalid or unenforceable for any reason:

(i)	where the offending provision can be read down so as to give it a valid and enforceable operation of a partial nature, it must be read down to the minimum extent necessary to achieve that result;

(ii)	in any other case the offending provision must be severed from these terms, in which event the remaining provisions of these terms operate as if the severed provision had not been included; and

(iii)	without limiting the above, if the covenantor restriction in question would be valid or enforceable if any activity was deleted or the area or time was reduced, then that provision must be read down by deleting that activity, or reducing that period or area, to the minimum extent necessary to achieve that result.

10.5	Exception

The restraint in this clause does not prevent Oder from being employed by or otherwise providing services to the Buyer.

10.6	Reasonableness of Restraint

The Seller acknowledges that the restriction contained in this clause is:

(a)	fair and reasonable in regard to the subject matter, area and duration; and

(b)	reasonably required by the Buyer to protect the Buyer’s goodwill associated with the Business and Business Assets.

11.	DEFAULT

Except as otherwise provided in this Deed:

(a)	the Seller is not entitled to:

(i)	receive or retain money paid by the Buyer; or

(ii)	take or recover possession of the Business,

by reason of the Buyer’s failure to observe or perform the Buyer’s obligations under this Deed; and

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(b)	neither the Seller nor the Buyer may terminate this Deed because of the other’s failure to observe or perform an obligation imposed on that other Party under this Deed, unless:

(c)	that Party (“Non-Defaulting Party”) has first given a notice to the other Party (“Defaulting Party”):

(i)	specifying the default; and

(ii)	stating that the other Party (“Defaulting Party”) must observe and perform its obligations under this Deed the subject of the notice within 14 days (or such longer period as determined by the Non-Defaulting Party having regard to the nature of the default) from the date of service of the notice; and

(iii)	stating that if those obligations are not observed and performed within that time, the Non-Defaulting Party may terminate this Deed; and

(d)	the Defaulting Party fails to observe and perform those obligations within the period stated in that notice.

12.	TERMINATION

(a)	The Buyer may, at any time prior to Settlement, terminate this Deed by giving the Seller written notice if:

(i)	the Seller materially breaches a term of this Deed and clause 11 has been complied with;

(ii)	any warranty is or becomes false, misleading or incorrect when made or regarded as made under this Deed in a material respect;

(iii)	a Material Adverse Change occurs.

(b)	The Seller may, at any time prior to Settlement, terminate this Deed by giving the Buyer written notice if the Buyer materially breaches a term of this Deed and clause 11 has been complied with.

(c)	On termination of this Deed any money paid by the Buyer shall be refunded to the Buyer and each party retains any rights or remedies it has against any other Party in connection with any right or claim which arises before termination.

13.	DISPUTE RESOLUTION

13.1	Amicable Negotiation

If any dispute arises between the parties then the Parties will confer in good faith to resolve the dispute within 14 days of notification by any Party to the other Party of the dispute.

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13.2	Commencement of Process

For the avoidance of doubt a dispute shall be taken to exist when one party, in good faith, serves upon the other a notice which fairly summarises the subject matter of the dispute. The giving of such a notice shall be a condition precedent to the commencement of all the processes under this clause (whether by way of formal negotiation, mediation or litigation) for the resolution of the dispute.

13.3	Reference to Mediation

(a)	If the Parties are unable to successfully resolve the dispute within 15 Business Days from the commencement of the first of the meetings referred to in clause 13.1 above, either Party may, by written notice served upon the other, require the matter to be referred for resolution to an independent mediator of the Parties’ choice.

(b)	If the Parties are unable to agree upon the identity of a mediator the dispute must be referred to a mediator appointed by the President for the time being of the Law Society of Western Australia and must be conducted under the auspices of that organisation.

(c)	The Parties must co-operate to facilitate the conclusion of the mediation within a further 15 Business Days.

13.4	Costs of Mediation

The costs of mediation must be borne equally by the Parties.

13.5	Failure of Mediation

If the parties comply with the steps set out in clauses 13.1 to 13.3 above and still fail to resolve the dispute then the Parties shall be entitled to commence legal proceedings to resolve the dispute.

14.	CONFIDENTIALITY

14.1	Confidential Information

Subject to clause 14.2, the Parties undertake that they will not release or disclose the content or effect of this Deed or any information supplied as a result of this Deed to any party without the prior written consent of the other Party.

14.2	Exceptions

The Parties may make disclosures regarding the content or effect of this Deed:

(a)	to the extent permitted by this Deed and to the Parties in this Deed;

(b)	to those of the Party’s employees, officers, professional or financial advisers, insurance brokers and bankers as the Party thinks necessary to give effect to or take advice on this Deed but only on a confidential basis; and

(c)	if required by law.

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15.	NOTICES

15.1	Form and Mode of Notice

A Party giving a notice (which expression includes any demand, request, approval, consent or other communication) under this Deed must do so in writing:

(a)	directed to the recipient’s address specified in this Deed, as varied by any notice of change of address; and

(b)	hand delivered or sent by prepaid priority post to that address or by email to the recipient’s notified email address.

Seller’s address for the receipt of notices under this Deed is as follows:

Tim O’Ryan
O’Ryan Law
1014 Broadway, Suite 141
Santa Monica, CA 90401
tim@oryanlaw.com

The Buyer’s address for the receipt of notices under this Deed is as follows:

Locafy Limited
PO Box 1988
Subiaco WA 6904
melvin.tan@locafy.com

15.2	Receipt of Notice

A notice given in accordance with clause 15.1 is taken to be received by the recipient:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid priority post, on the third Business Day after posting; and

(c)	in the case of an email, at the time the email was sent. If the email is sent on a day that is not a Business Day or after 5 o’clock in the afternoon then it will be deemed to be received on the next following Business Day.

15.3	Signing of Notice

A notice given under this Deed is sufficiently signed if:

(a)	in the case of a company, it is signed by a director, secretary or other officer of the company or by a solicitor acting for and on behalf of the company; or

(b)	in the case of an individual, it is signed by that individual or by a solicitor acting for and on behalf of the individual.

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16.	GOVERNING LAW

This Deed shall in all respects be governed by and construed in accordance with the laws in force in Western Australia and each Party shall submit to the jurisdiction of the courts of Perth, Western Australia and shall waive any right to object to any proceedings being brought in such courts.

17.	GENERAL

17.1	Costs and Duty

(a)	The Parties shall bear their own costs of and incidental to the instructions for and the preparation, negotiation and execution of this Deed.

(b)	The Buyer shall bear the cost of any duty payable in relation to this Deed and in accordance with any adjustments referred to in clauses 3.3 and 3.4.

17.2	Waiver and Modification

No waiver of any breach of the provisions of this Deed will be effective unless such waiver is in writing and signed by each Party to this Deed against whom such waiver is claimed. No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach. No alteration or amendment to any such obligation will be effective or enforceable unless made in writing and signed by all parties to this Deed.

17.3	Counterparts

This Deed may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, but all counterparts shall together constitute one and the same Deed. Any counterparts executed by a Party to this Deed shall be binding on that Party notwithstanding the failure of any other Party to execute the same.

17.4	Further Assurance

Each Party to this Deed from time to time and at all times either before or after the date of this Deed, at the cost and expense of that Party, must make do and execute or cause to be made done or executed all such acts, instruments, assurances and writings as may be necessary to perfect or give full effect to the provisions of this Deed.

17.5	Severability

If any provision of this Deed shall be or be determined to be illegal, invalid, void or voidable the legality or validity of the remainder of this Deed shall not be affected and the remainder of this Deed shall continue in full force and effect.

17.6	No Merger

None of the provisions of this Deed will merge in or upon the execution of this or any other Deed, document, act, matter or thing and will continue to remain in full force and effect for so long as is necessary to give effect to the provisions of this Deed.

17.7	Entire Agreement

Subject to the terms of this Deed, this document embodies the entire understanding and agreement between the Parties as to the subject matter of this document.

17.8	Assignment of Rights

No Party may assign its rights under this Deed without the prior consent in writing given by the other Party.

17.9	Currency

All references to monetary amounts in this Deed refer to United States Dollars.

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EXECUTED AS A DEED ON THE 1st DAY OF October 2026.

The Seller

EXECUTED by	)
MAP LABS, LLC	)
by its duly authorised representative	)

/s/ Evan Oder
Signature

Evan Oder
Name

President and Founder
Title

EXECUTED by	)
MAP LABS LICENSING, LLC	)
by its duly authorised representative	)

/s/ Evan Oder
Signature

Evan Oder
Name

President
Title

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The Buyer

EXECUTED by	)
LOCAFY LIMITED	)
(ACN 136 737 767))
in accordance with section 127 of the	)
Corporations Act 2001)

/s/ Gavin Burnett	/s/ Melvin Tan
Signature of Director	Signature of Director/Secretary

Gavin Burnett	Melvin Tan
Name of Director	Name of Director/Secretary

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